Exhibit 99.1

MANITOBA

2017/18

First Quarter Report

Honourable Cameron Friesen

Minister of Finance

FIRST QUARTER REPORT	APRIL TO JUNE 2017

SUMMARY

Budget 2017 provided the financial overview of the Government Reporting Entity (GRE) which includes core government, government business enterprises (such as Manitoba Hydro and Manitoba Public Insurance), and other reporting entities such as health authorities, social service authorities and school divisions.

Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles (GAAP). The financial information in this report is presented in the same format as the budget.

GOVERNMENT REPORTING ENTITY
Millions of Dollars
2017/18 Budget
Revenue
Income Taxes	4,194
Other Taxes	4,497
Fees and Other Revenue	2,307
Federal Transfers	4,163
Net Income of Government Business Enterprises	705
Sinking Funds and Other Earnings	235

Total Revenue	16,101

Expenditure
Health	6,681
Education	4,400
Families	2,159
Community, Economic and Resource Development	1,531
Justice and Other Expenditures	1,294
Debt Servicing	991

Total Expenditure	17,056

In-Year Adjustments/Lapse	(115)

Net Income (Loss)	(840)

FIRST QUARTER REPORT	APRIL TO JUNE 2017

CORE GOVERNMENT

The core government budget provides information on the core government activities – the revenue and expenditure of government departments that are under the direct control of the Legislative Assembly.

These revenues and expenditures reflect the day-to-day decisions that ultimately determine the success of the government strategies, plans and programs.

CORE GOVERNMENT
Millions of Dollars
2017/18 Budget
Revenue
Income Taxes	4,194
Other Taxes	3,795
Fees and Other Revenue	584
Federal Transfers	3,851
Net Income of Government Business Enterprises	592

Total Revenue	13,016

Expenditure
Health	6,105
Education	2,772
Families	2,033
Community, Economic and Resource Development	1,532
Justice and Other Expenditures	1,138
Debt Servicing	240

Total Expenditure	13,820

In-Year Adjustments/Lapse	(35)

Net Result for the Year	(769)

Transfer to Fiscal Stablization Account	(10)

Net Income (Loss)	(779)

FIRST QUARTER REPORT	APRIL TO JUNE 2017

QUARTERLY FINANCIAL RESULTS

The unaudited net result of the core government for the first three months of the fiscal year is a loss of $(63) million.

The three-month revenue variance of $27 million primarily reflects higher than anticipated Retail Sales Tax due to higher than projected economic growth.

The three-month expenditure variance of $(2) million is primarily the result of timing of expenditures in various departments.

A full year projection will be provided in the next quarterly report.

CORE GOVERNMENT OPERATING STATEMENT
Millions of Dollars
	Year-to-Date to June 30
UNAUDITED	Actual	Estimated	Variance

Revenue
Income Taxes	1,018	1,018	-
Other Taxes	992	972	20
Fees and Other Revenue	119	124	(5)
Federal Transfers	955	952	3
Net Income of Government Business Enterprises	157	148	9
Sinking Funds and Other Earnings	-	-	-

Total Revenue	3,241	3,214	27

Expenditure
Health, Seniors and Active Living	1,624	1,671	(47)
Education and Training	766	707	59
Families	488	487	1
Community, Economic and Resource Development	265	278	(13)
Justice and Other Expenditures	211	218	(7)
Debt Servicing Costs	(50)	(55)	5

Total Expenditure	3,304	3,306	(2)

Net Result	(63)	(92)	29

Core government revenue and expenditure details are provided in Appendix I and II on pages 10 and 11, and information on core government capital investment can be found in Appendix III on page 12.

FIRST QUARTER REPORT	APRIL TO JUNE 2017

QUARTERLY FINANCIAL RESULTS (Continued)

The three-month net result of $(63) million represents a variance of $20 million from the prior year. Revenue is up $111 million year-over-year, offset by an increase in expenditures of $91 million.

The year-over-year increase in revenue is primarily due to increases in Individual Income Tax, Retail

Sales Tax and Federal Transfers, as well as higher Corporations Taxes.

The year-over-year increase in expenditures reflects increased spending related to Health, Seniors and Active Living, Families and Education and Training.

CORE GOVERNMENT COMPARISON TO PRIOR YEAR
Millions of Dollars
	Year-to-Date to June 30
UNAUDITED	2017/18	2016/17	Variance

Revenue	3,241	3,130	111

Expenditure	3,304	3,213	91

Net Result	(63)	(83)	20

FIRST QUARTER REPORT	APRIL TO JUNE 2017

STRATEGIC INFRASTRUCTURE INVESTMENT

Manitoba’s government is committed to spending at least $1 billion on strategic infrastructure in 2017/18 - roads and bridges, flood protection, hospitals, schools, universities and colleges, as well as municipal projects and other infrastructure.

Over $1.7 billion in strategic infrastructure investment is forecast for 2017/18.

STRATEGIC INFRASTRUCTURE
Millions of Dollars
2017/18 Budget

Roads, Highways, Bridges and Flood Protection
Highways Infrastructure and Airport Runway Capital	510
Maintenance and Preservation - Highways	143
Water Related Infrastructure	60
Transportation Equipment and Aircraft	19
Maintenance and Preservation - Water	15
Subtotal	747

Health, Education and Housing
Health	358
Education	176
Housing	107
Subtotal	641

Other Provincial Infrastructure
Municipal and Local Infrastructure	270
Public Service Buildings, Equipment and Technology	88
Parks, Cottage and Camping	12
Subtotal	370

Total Strategic Infrastructure	1,758

FIRST QUARTER REPORT	APRIL TO JUNE 2017

BORROWINGS AND SUMMARY NET DEBT

Manitoba’s total borrowing requirement identified in Budget 2017 was $6.7 billion, including refinancing of $2.1 billion and new cash requirements (net of estimated repayments) of $4.6 billion.

New cash requirements are necessary for general government purposes, capital investments by departments, health facilities, post-secondary institutions and Manitoba Hydro. Estimated repayments are primarily for departmental capital investment and general purpose borrowings.

Borrowings are used to finance capital related projects and to finance the expenditures of priority government services in excess of generated income.

Budget 2017 projects a net debt to GDP ratio of 35.7%.

CHANGE IN SUMMARY NET DEBT
Millions of Dollars
2017/18 Budget

2016/17 Summary Net Debt (Forecast)	23,111
Net Investment in Tangible Capital Assets
Core Government	418
Other Reporting Entities	403
821

Plus: Projected (Income) Loss for the Year
Core Government	779
Other Reporting Entities	61
840

Change in Net Debt	1,661

Summary Net Debt	24,772

FIRST QUARTER REPORT	APRIL TO JUNE 2017

ECONOMIC REVIEW AND OUTLOOK

Overview

Manitoba’s economic outlook for 2017 has been revised up from budget projection due to sustained strength in the labour market, residential and non-residential building construction, and improvements in the broader national economy. The outlook for 2018 has been revised down as investment spending on several projects is expected to ease.

Manitoba’s real Gross Domestic Product (GDP) is forecast to increase by 2.3% in 2017, compared to 2.0% estimated in the budget. Growth in 2018 is revised down to 1.8% from

2.0%.

The International Monetary Fund (IMF) has increased its global economic growth forecast for 2017 and maintained its outlook for 2018. Stronger than anticipated growth in China and in the Euro area helped lift the IMF outlook.

The IMF, however, lowered the U.S. outlook from 2.3% to 2.1% in 2017 and from 2.5% to 2.1% in 2018. The revision reflects an assumption that fiscal policy will be less expansionary than previously assumed, given the uncertainty regarding timing of policy measures currently being considered.

Outperforming expectation, the Canadian outlook was increased to 2.6% in 2017 from 2.0% estimated in the budget. For 2018, the forecast is unchanged at 2.0%. Canada is now expected to surpass all G7 nations in growth in 2017 and is expected to be the second strongest in 2018.

The positive momentum in the overall Canadian economy has resulted in the Bank of Canada raising its key interest rate twice in 2017. Continued economic strength in Canada raises the likelihood of further interest rate increases.

Manitoba Economic Performance

Economic indicators are pointing to stronger than expected growth in Manitoba in 2017. Economic growth is expected to moderate in 2018.

Annual and quarterly economic statistics in the following section are on a calendar year basis. Annual and quarterly provincial economic statistics are often revised and, as a result, the assessment of trends could change from quarter to quarter.

Manitoba’s inflation rate has been below 1.5% since 2014. In 2017, the inflation rate has averaged 1.3%. A decline in food, clothing and footwear prices is being offset by increases in transportation and shelter costs.

Employment growth accelerated in the first eight months of 2017, adding 16,400 jobs since December 2016. The labour force has added 7,900 new workers. As demand for jobs outpaced supply, the unemployment rate has improved to 4.9% in August 2017, the lowest since January 2013 and the lowest in Canada.

With a tighter labour market, earnings are growing at a faster pace. Average weekly earnings in Manitoba were up 2.5% in the first six months of 2017, the highest increase

FIRST QUARTER REPORT	APRIL TO JUNE 2017

among provinces and higher compared to the 1.0% gain in 2016.

Compensation of employees, the largest component of the personal income tax base, increased by 3.3% in the first half of 2017 compared to 2.0% annual growth in 2016. While the growth in compensation of employees has strengthened, it is below the 4.1% average annual growth recorded over the last decade.

After remaining relatively flat through 2016, retail sales sharply increased in the first quarter of 2017 and have averaged 3.1% growth this year. The increases are largely due to higher fuel prices pushing up gasoline station sales, and sizable gains in building material, garden equipment, electronic and appliance stores sales.

Manufacturing sales have increased by 4.2% in the first six months on 2017, compared to 1.1% annual growth in 2016. Sales are led by printing product sales followed by food products and transportation equipment, the two largest industries within the sector.

Capital investment in total non-residential structures (which includes buildings and engineering projects like Bipole III and the Keeyask hydro generating station) increased by 10.6% last year. This was partially offset by a reduction in spending on residential structures, and machinery and equipment.

Investment in building structures in Manitoba set a new record in the second quarter of 2017 (annualized basis) as capital spending increased on several large business properties, including the True North Square in downtown Winnipeg. As a result, investment in non-residential buildings has averaged 22% growth in 2017 (year-to-date basis), third highest among provinces. Spending has increased by 49% on industrial buildings, 31% on commercial buildings and down 6% on institutional buildings.

Building permits are a forward-looking indicator for capital investment. So far in 2017, non-residential building permits on commercial, industrial and institutional properties are down by 12%.

In the first half of 2017, housing starts were up by 78%, the largest increase among provinces and well above the 7.1% national average increase. On an annualized basis, 7,100 housing units were started in the past year, a 30% increase and the highest since 2013. The number of single detached units were up 32% while multiple units were up 28%.

International merchandise exports have rebounded in 2017 with 2.7% growth in the first seven months of the year, compared to the 1.8% annual decline in 2016.

Export sales to non-U.S. markets have increased by 17%, bolstered by a 42% increase in sales to China. Exports to the U.S. have continued to decline, down by 4.0% so far in 2017. Lower sales of chemicals, oil, and livestock has contributed to the decline.

Lower exports is hampering Manitoba’s hog industry; as a result, inventories have increased to record levels. The cattle industry is relatively stable, as increased local processing is offsetting lower export volumes.

Timing and the deferral of sales payments, among other factors, propelled Manitoba’s crop receipts to a record $3.7 billion over a twelve month period ending in the first quarter of 2017. Livestock receipts were down by 5.4%. Total farm cash receipts increased by

4.8% in the first quarter, surpassing $6 billion over four quarters.

In 2017, Manitoba metal mining production levels are mostly lower compared to 2016. Zinc and silver extraction volumes are up in the first four months of 2017, compared to the same period in 2016. Nickel, copper and gold production have declined.

FIRST QUARTER REPORT	APRIL TO JUNE 2017

Manitoba Outlook at a Glance
(per cent change unless noted)
	2016	2017f	2018f
Gross Domestic Product
Real	1.9	2.3	1.8
Nominal	2.5	4.4	3.6
Employment	-0.4	1.2	0.7
Unemployment Rate (%)	6.1	5.6	5.6
Consumer Price Index	1.3	1.8	2.1
Population	1.7	1.4	1.4

f – Forecast

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Finance Survey of Economic Forecasts (2017f – 2018f)

FIRST QUARTER REPORT	APRIL TO JUNE 2017

Appendix I

2017/18 CORE GOVERNMENT REVENUE BY SOURCE
Thousands of Dollars
	Year-to-Date to June 30			Full Year
UNAUDITED	Actual	Estimated	Variance	Budget
Income Taxes
Individual Income Tax	778,664	778,668	(4)	3,650,335
Corporation Income Tax	239,622	239,622	-	543,240
Subtotal: Income Taxes	1,018,286	1,018,290	(4)	4,193,575

Other Taxes
Corporations Taxes	75,229	74,120	1,109	281,915
Fuel Taxes	84,663	82,000	2,663	334,683
Land Transfer Tax	19,439	20,479	(1,040)	84,109
Levy for Health and Education	116,742	115,000	1,742	477,528
Oil and Natural Gas Tax	2,417	1,752	665	6,658
Retail Sales Tax	627,278	610,000	17,278	2,357,724
Tobacco Tax	65,514	68,000	(2,486)	248,612
Other Taxes	623	500	123	4,094
Subtotal: Other Taxes	991,905	971,851	20,054	3,795,323

Fees and Other Revenue
Fines and Costs and Other Legal	14,604	13,787	817	53,772
Minerals and Petroleum	4,603	3,662	941	10,851
Automobile and Motor Carrier Licences and Fees	35,416	38,400	(2,984)	153,770
Parks: Forestry and Other Conservation	2,391	3,833	(1,442)	34,030
Water Power Rentals	31,168	30,047	1,121	110,920
Service Fees and Other Miscellaneous Charges	20,202	23,093	(2,891)	188,344
Revenue Sharing from SOAs	10,773	10,773	-	32,680
Subtotal: Fees and Other Revenue	119,157	123,595	(4,438)	584,367

Federal Transfers
Equalization	455,099	455,100	(1)	1,820,400
Canada Health Transfer (CHT)	338,859	338,859	-	1,355,400
Canada Social Transfer (CST)	125,405	125,406	(1)	501,600
Shared Cost and Other Transfers	35,509	32,660	2,849	173,440
Subtotal: Federal Transfers	954,872	952,025	2,847	3,850,840

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor and Lotteries Corporation	157,000	148,000	9,000	592,000

Total Revenue	3,241,220	3,213,761	27,459	13,016,105

FIRST QUARTER REPORT	APRIL TO JUNE 2017

Appendix II

2017/18 CORE GOVERNMENT EXPENDITURE BY SECTOR/DEPARTMENT
Thousands of Dollars
	Year-to-Date to June 30			Full Year
UNAUDITED	Actual	Estimated	Variance	Budget

Health
Health, Seniors and Active Living	1,623,919	1,671,442	(47,523)	6,104,877

Education
Education and Training	766,056	707,334	58,722	2,771,884

Families
Families	487,672	486,650	1,022	2,033,357

Community, Economic and Resource Development
Agriculture	11,122	13,327	(2,205)	191,506
Growth, Enterprise and Trade	25,569	19,205	6,364	87,812
Indigenous and Municipal Relations	33,657	47,123	(13,466)	441,360
Infrastructure	159,858	162,391	(2,533)	666,659
Sustainable Development	35,032	36,017	(985)	144,585
Total Community, Economic and Resource
Development	265,238	278,063	(12,825)	1,531,922

Justice and Other Expenditures
Legislative Assembly	10,248	10,880	(632)	47,611
Executive Council	2,023	2,254	(231)	3,425
Civil Service Commission	5,098	5,165	(67)	21,404
Employee Pensions and Other Costs	739	(333)	1,072	22,210
Finance	65,486	62,599	2,887	265,799
Justice	104,127	108,063	(3,936)	598,723
Sport, Culture and Heritage	19,284	18,737	547	82,029
Enabling Appropriations	-	-	-	40,322
Other Appropriations	4,521	10,665	(6,144)	56,800
Total Justice and Other Expenditures	211,526	218,030	(6,504)	1,138,323

Debt Servicing	(50,255)	(55,485)	5,230	240,000

Total Expenditure	3,304,156	3,306,034	(1,878)	13,820,363

FIRST QUARTER REPORT	APRIL TO JUNE 2017

Appendix III

2017/18 CORE GOVERNMENT CAPITAL INVESTMENT BY DEPARTMENT
Thousands of Dollars
	Year-to-Date to June 30			Full Year
UNAUDITED	Actual	Estimated	Variance	Budget

Agriculture	-	-	-	552
Education and Training	-	-	-	-
Families	-	-	-	219
Finance	5,512	5,512	-	62,000
Health, Seniors and Active Living	-	-	-	1,254
Infrastructure	42,530	42,530	-	589,035
Justice	111	-	111	2,429
Sport, Culture and Heritage	-	-	-	120
Sustainable Development	110	-	110	15,439
Internal Service Adjustments	-	-	-	17,450

Total Capital Investment	48,263	48,042	221	688,498